

OFFERING MEMORANDUM

facilitated by



# Yes Maam LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| Name of Company | Yes Maam LLC |
|---|---|
| State of Organization | CA |
| Date of Formation | 02/27/2019 |
| Entity Type | Limited Liability Company |
| Street Address | 32 Terrace Dr, Sausalito CA, 94965 |
| Website Address | www.delilahssf.com |

### (B) Directors and Officers of the Company

| Key Person | Adam Rosenblum |
|---|---|
| Position with the Company<br><br>Title<br>First Year | President<br>2019 |
| Other business experience (last three years) | *List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:*<br><br>• **Chef/Owner**<br><br>• Business and Culinary developer |

| Key Person | Elmer Mejicanos |
|---|---|
| Position with the Company<br>　　　　　　　　　　　Title<br>　　　　　　　　　　First Year | <br>Secretary<br>2023 |
| Other business experience<br>(last three years) | *Owner/Beverage Director* |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of<br>Holder | % of Voting Power<br>(Prior to Offering) |
|---|---|
| Adam<br>Rosenblum | 47.5% |
| Elmer<br>Mejicanos | 47.5% |

## (D) The Company's Business and Business Plan

The Team

Adam Rosenblum, Chef/Owner

A native of Maryland, Chef Adam Rosenblum began in the restaurant industry during his high school years as a dishwasher. Furthering his culinary knowledge, Adam attended the Culinary Institute of America in New York.

Adam moved to New Orleans to work alongside renowned Chef Donald Link of Herbsaint, where he cultivated a passion for whole animal butchery and working
with small farms. Displaced by Hurricane Katrina, Adam opened his first farm-to-table restaurant, Imagine, in Little Rock, Arkansas; taught budding
culinary students at Winthrop Rockefeller Institute; and consulted with an array
of restaurants in New Jersey.

Accepting a position as Sous Chef of Flour + Water, Adam moved to San Francisco
in 2013, where he was immersed in the rustic Italian cuisine of the restaurant and the bounty of local produce. Adam opened Causwells in 2014 and is the Chef Consultant of Red Window, a spanish dinner & brunch spot in San Francisco's
North Beach neighborhood.

Elmer Mejicanos, Beverage Director/Owner

Elmer began in the Hospitality Industry as a bar back and brew master apprentice in 2003 at Beach Chalet. He found his passion in service and quickly moved behind the bar, where that passion, combined with his unique take on craft cocktail creation was able to flourish. He took the role as Beverage Director for Tony Gemignani's Tony's Pizza in 2009 until 2020, and helped

that group open multiple locations throughout the West Coast, including Capo's, Pizza Rock and others.

Elmer was the driving force behind 25 Lusk's cocktail program, both within their roof deck & restaurant spaces, and with their popular Pop Up Series in their lounge area. As the Beverage Director for Red Window, Elmer brought the first craft driven low proof cocktail program to the Bay Area.

He assumed the same role, along with ownership, of Causwells in 2022, where his cocktail program has helped Causwells evolve into the Neighborhood spot that proves to be one of the Marina District's favorites. Elmer's cocktail programs have been featured in the New York Times, The San Francisco Chronicle, Esquire Magazine's Best Bars in America, Food and Wine Magazine, and he was the creative force behind CUESA's Summer Cocktail Series at the Ferry Building Farmer's Market.

Nathan Sheeran, Director of Operations

Nathan began in the Hospitality Industry at the age of 14 in Cleveland, Ohio, bussing tables, washing dishes, and cooking throughout High School. While obtaining his degree in Journalism, Nathan waited tables and bartended to make ends meet. After a short stint covering sports for the AP and ESPN, the pull of fine foods, wine, cocktails, and hospitality drove him back to the restaurant business full time in 2004.

After beginning his career in Management in Cleveland, a desire to test his skills in a larger, more vibrant restaurant market brought him to San Francisco in 2009. Nathan has been the General Manager at multiple highly regarded restaurants, Prospect and 25 Lusk, before he took the step into multi unit operations. Most notably as the Director of Operations of Fine Dining for the Omakase Group, where he helped Omakase Restaurant maintain its Michelin Star for two consecutive years in 2021 and 2022, and helped guide Niku Steakhouse to its first Michelin Star in 2021, while maintaining that Star throughout his tenure.

With extensive experience in openings, profit analysis, team building, and a commitment to The Guest Experience, Nathan brings his skills to Mensch and Mejicanos, with the goal of successfully opening multiple profitable restaurants with the group.

Target Market

Young professionals, either without children or with young families. Adventurous, locally focused diners and drinkers.

- Our original restaurant has operated on the same block for almost 10 years and our regular clientele is very loyal & excited to have a new option.

- We've hired on of San Francisco's premier PR firms to blast our message throughout the Bay Area.
- Social Media is key in this market, and our relationships with multiple influencers will serve us well.

Our Story & Vision

Low Proof cocktails and low ABV spirits are trending upwards year over year, and our previous success with these styles and offerings inspired us to create Delilah's.

- We project 5% growth year over year in sales, focusing on Southeast Asian inspired cocktails & bites.
- We project cafe sales (both in house and delivery) to grow 2-4% year over year, with the ability to enact in house and outside catering events.
- Working off a very low labor model, Delilah's intends to keep Prime costs below 55%, even as incoming costs project to rise.

Meet Delilah's

Born from the partnership of Chef Adam Rosenblum and Beverage Director Elmer Mejicanos, Delilah's is their newest passion. The ethos of farm to fork, and farm to glass has a proven track record of success at Causwells, and Delilah's is our chance to showcase not just the ingredients that our farm partners provide us to create our food and drinks, but how our guests can gather & enjoy our unique creations together!

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $40,000 |
| Offering Deadline | May 31, 2024 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $70,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Construction & FFE | $37,300 | $65,275 |
| Mainvest Compensation | $2,700 | $4,725 |
| TOTAL | $40,000 | $70,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

### (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

### (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.6 - 1.1%[2] |
| Payment Deadline | 2031-12-31 |
| Maximum Payment Multiple[3] <br> - Early Investors <br> - All Other Investors | 1.5 X <br> 1.4 X |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 4.07% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $40,000 | 0.6% |
| $47,500 | 0.7% |
| $55,000 | 0.9% |
| $62,500 | 1.0% |
| $70,000 | 1.1% |

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

### Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

### Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

### Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
| --- | --- |
| Adam Rosenblum | 47.5% |
| Elmer Mejicanos | 47.5% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

No operating history

Delilah's was established in [April, 2024]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the majority of the Delilah's's fundraising. However, Delilah's may require additional funds from alternate sources at a later date.

Other challenges

Delilah's has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Marketing & PR push

    - Delilah's has contracted on of San Francisco's premier PR firms to bring attention to it's opening and continued operation.

- Staffing

    - Delilah's is currently conducting searches for leaders to augment ownerships' vast operating experience

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

11

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,209,716 | $1,270,202 | $1,295,606 | $1,321,518 | $1,347,948 |
| Cost of Goods Sold | $301,508 | $316,583 | $322,914 | $329,372 | $335,959 |
| Gross Profit | $908,208 | $953,619 | $972,692 | $992,146 | $1,011,989 |
| EXPENSES |  |  |  |  |  |
| Utilities | $27,000 | $27,675 | $28,366 | $29,075 | $29,801 |
| Salaries | $428,168 | $449,576 | $458,567 | $467,738 | $477,092 |
| Repairs & Maintenance | $3,000 | $3,075 | $3,151 | $3,229 | $3,309 |
| General & Admin | $207,741 | $212,934 | $218,257 | $223,713 | $229,305 |
| Marketing | $10,800 | $11,070 | $11,346 | $11,629 | $11,919 |
| Direct Operating Expenses | $22,800 | $23,370 | $23,954 | $24,552 | $25,165 |
| Music & Entertainment | $1,200 | $1,230 | $1,260 | $1,291 | $1,323 |
| Occupancy Costs | $112,300 | $115,107 | $117,984 | $120,933 | $123,956 |
| Operating Profit | $95,199 | $109,582 | $109,807 | $109,986 | $110,119 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post

the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
| --- | --- | --- |
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $169,474 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $169,474 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V